                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*


                        Independent Energy Holdings plc
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                                (Name of Issuer)


                                Ordinary Shares
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP No. 393059100                                            Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 St. Denis J. Villere & Company
                 I.R.S. Identification No. 72-0343760

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)  /   /              (b)  / X /

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OR ORGANIZATION
                Louisiana
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NUMBER OF        5.       SOLE VOTING POWER
                                           348,000
SHARES           ---------------------------------------------------------------

BENEFICIALLY     6.       SHARED VOTING POWER
                                         1,194,960
OWNED BY         ---------------------------------------------------------------

EACH             7.       SOLE DISPOSITIVE POWER
                                           348,000
REPORTING        ---------------------------------------------------------------

PERSON           8.       SHARED DISPOSITIVE POWER
                                         1,194,960
WITH             ---------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,542,960 Shares

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                N/A

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                6.0%

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12.      TYPE OF REPORTING PERSON*
                IA

--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to ordinary shares (the "Shares") of Independent Energy Holdings plc, a public limited company organized under the laws of England and Wales (the "Issuer"), whose principal executive offices are located at Dominion Court, 43 Station Road, Solihull, West Midlands, United Kingdom B91 3RT.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G is St. Denis J.
Villere & Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)     Title of Class of Securities:  Ordinary

         (e)     CUSIP Number:  None

ITEM 3.

         The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.          Ownership.

         (a) - (c)        As of December 31, 1998, the Partnership was deemed
to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
---------        ------------              -------          ---------        ------------     ------------
1,542,960        6.0%                      348,000          1,194,960        348,000          1,194,960





                               Page 3 of 5 pages

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 In addition to the Partnership, seventy-five (75) clients of the Partnership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.          Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.          Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 4 of 5 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       February 10, 1999
       ----------------------------
                                        ST. DENIS J. VILLERE & COMPANY,
                                        A LOUISIANA PARTNERSHIP
                                        IN COMMENDAM



                                        By:  /s/ George G. Villere
                                             ----------------------------
                                             George G. Villere
                                             General Partner





                               Page 5 of 5 pages